Mail Stop 4561

June 14, 2007

Ms. Catherine Graham
Chief Financial Officer
Online Resources Corporation
4795 Meadow Wood Lane, Suite 300
Chantilly, VA

       **Re:    Online Resources Corporation**
              **Form 10-K for the fiscal year ended December 31, 2006**
              **File No. 0-26123**

Dear Ms. Graham:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2006

Item 1A.  Risk Factors, page 23

1.  Your disclosure states your belief that you currently have adequate internal controls over financial reporting.  This belief appears to be inconsistent with the conclusion reached by the CEO and CFO disclosed elsewhere in this filing and disclosed on Form 10-Q for the quarterly period ended March 31, 2007.  Please address this inconsistency in future filings and supplementally advise.

Item 7A Quantitative and Qualitative Disclosures About Market Risk, page 45

2.  We note your disclosure but we do not understand how you have met the requirement to provide quantitative disclosures under one of the three required alternative disclosure methodologies provided by Item 305 of Regulation S-K.  Please provide a quantitative assessment of interest rate risk related to your $85 million of variable rate senior secured notes.

Financial Statements

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Revenue Recognition, page 55

3.  We note that you have determined that the identified services are not separate deliverables pursuant to EITF 00-21 yet you have employed several different revenue attribution models to these services.  Please provide to us your analysis of EITF 00-21 supporting your accounting treatment for each revenue stream.  Within your response, please specify the rights and obligations, deliverables and contractual cash flows stipulated in your contractual agreements.  Please identify

each unit of accounting pursuant to EITF 00-21, the revenue recognition model you employ for each unit, and the basis for using each revenue recognition method.   Please tell us if you have bundled several deliverables into one single unit of accounting and how management determined the revenue recognition model to be used for this single unit of accounting.  Lastly, please tell us how the existence of revenue streams that are subject to refund affects the above analysis.

4.  Please tell us management's basis for classification of interest income on funds held in clearing accounts as service revenue within the Consolidated Statements of Operations.  Please tell us the accounting literature relied upon.

3. Acquisitions, pages 60

5.  We note the Company engaged and independent valuation firm to identify and value the intangible assets acquired in the Princeton eCom acquisition.  As the independent valuation firm appears to be an expert.  Accordingly please disclose the name of the firm and provide a consent.

7. Goodwill and Intangible Assets, page 65

6.  We note that you have assigned an eleven year weighted-average useful life to the customer list intangible asset.  Please tell us, in sufficient detail, the bases for determining that an eleven year weighted-average useful life was appropriate for your acquired customer lists.

12. Preferred Stock

Series A-1 Redeemable Convertible Preferred Stock, page 70

7.  We note your redeemable convertible preferred stock appears to have a variable conversion rate that will not exceed a specified number of common shares.  Please provide to us management's analysis of SFAS 133 and EITF 00-19 which would support their current opinion that the embedded conversion feature does not require bifurcation.

15. Equity Compensation Plans, page 72

8.  We note that you have disclosed net loss per share measures that would have resulted if you continued to account for share-based compensation under APB No. 25. These measures appear to be non-GAAP measures. Please tell us how you have complied with Item 10(e) of Regulation S-K.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,


Kevin Woody
Branch Chief